WESTERN WIND ENERGY CORP.
632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
July 31, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,743,080
Record 6-Month Revenue and Settlement Update

Western Wind Energy Corporation is pleased to announce that for the first six months of calendar 2007, Western Wind has received net revenues of almost Cdn. $3 million from its two producing wind farms in California. Thanks to the efforts of Western Wind's operations and maintenance consultant, AirStreams LLC, the Company's producing wind assets are producing, on average, at 99% of their 22-year production history.

Settlement Update

On July 27, 2007, Pacific Hydro Limited forwarded to Western Wind, the fourth revision of the final settlement documentation. Major progress has been made by Pacific Hydro and Western Wind Energy in preparing the documentation necessary for the appropriate approvals and protocols necessary to complete the final settlement documents.

Western Wind will keep its shareholders apprised of settlement progress and will announce the settlement terms, upon execution of the final documentation.
Financial Statement Update

Western Wind Energy has supplied Ernst & Young with the requisite information required to complete the 2007 audited financial statements. Western Wind is of the opinion that the US Form 20F and 2007 audited financial statements should be completed in the very short term. The completed US Form 20F will allow Western Wind to have its shares reinstated on the NASDAQ OTC market system.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.